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Holland & Knight LLP
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06015628

Grace H. Brown
202 457 5953
grace.brown@hklaw.com

July 31, 2006

BY HAND DELIVERY

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0302

Re: Japan Tobacco Inc. (File No. 82-4362)
Information Furnished Pursuant to
Rule 12g3-2 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are counsel to Japan Tobacco Inc., a corporation incorporated under the laws of Japan (the "Company"), in connection with this filing made pursuant to the exemption provided under Rule 12g3-2 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Attached as an Annex to this letter is a list of information, certain items of which are enclosed herewith, that the Company has made public pursuant to the laws of Japan, has filed with stock exchanges or has distributed to its security holders, subsequent to the information furnished under cover of the letter, dated May 25, 2004, from Mori Hamada & Matsumoto to the Securities and Exchange Commission (the "Commission"), and subsequent to the information previously furnished to the Commission by this firm on behalf of the Company.

The information set forth herein is being furnished to the Commission pursuant to subparagraph (b)(1)(iii) of the Rule. In accordance with subparagraphs (b)(4) and (b)(5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to Section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dw 8/1

If you have any questions regarding this filing, please do not hesitate to call me at (202) 457-5953 or, in my absence, Neal N. Beaton of the New York office at (212) 513-3470 or Lance D. Myers of the New York office at (212) 513-3217. We would appreciate it if you would date stamp the enclosed copy of this letter and return it to our waiting messenger.

Very truly yours,

Grace H. Brown

Grace H. Brown
Holland & Knight LLP

3938307_v1

ANNEX

INFORMATION DISTRIBUTED

A. JAPANESE LANGUAGE DOCUMENTS
(brief description of Japanese language documents listed below is set out in EXHIBIT A hereto)

For the month of July 2006, Japan Tobacco Inc. has no Japanese language document or material for submission to the U.S. Securities Exchange Commission pursuant to Rule 12g3-2.

B. ENGLISH LANGUAGE DOCUMENTS
(English documents listed below are included in EXHIBIT B hereto)

1. Consolidated Financial Results for the First Quarter Period of the Year ending March 2007

2. Annual Report 2006

3. Press Release

	Date	Title
1)	07/31/2006 (07/31/2006)	JT Reports International Tobacco Business Results for January – June 2006

Note: The dates in parentheses are the dates of the releases in Japanese

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Not Applicable.

EXHIBIT B

ENGLISH DOCUMENTS

Set out below is the English documents referred to in ANNEX, Section B, items 1 to 3.

This document has been translated from the original Japanese version, for convenience only.
For the official information, please refer to the Japanese.

CONSOLIDATED FINANCIAL RESULTS
FOR THE FIRST QUARTER PERIOD OF THE YEAR ENDING MARCH 2007

July 31, 2006

Name of the Listed Company: **Japan Tobacco Inc.** (Stock Code: 2914)
Listed Stock Exchanges: Tokyo, Osaka, Nagoya, Fukuoka, and Sapporo Stock Exchanges
Head Office: Tokyo
URL: http://www.jti.co.jp/
Representative: Hiroshi Kimura, President, Chief Executive Officer and Representative Director
Contact: Masakazu Shimizu, Chief Communications Officer
Telephone: (81)3-3582-3111

1. MATTERS RELATING TO THE PREPARATION OF QUARTERLY FINANCIAL INFORMATION

1). APPLICATION OF SIMPLIFIED ACCOUNTING PROCEDURES
JT applies simplified accounting procedures on income taxes and other accounts, based on accounting procedures for semi-annual financial statements. These quarterly financial statements are unaudited.

2). CHANGES IN ACCOUNTING POLICY: None

3). CHANGES IN THE SCOPE OF CONSOLIDATION AND APPLICATION OF THE EQUITY METHOD
Number of Consolidated Subsidiaries: 153 (New Consolidated Companies: 1, Exclusion from Consolidation: 5)
Number of Companies applied for the equity method: 12
(New application of the Equity Method: 1, Exclusion from the Application of the Equity Method: 0)

2. RESULTS FOR THE FIRST QUARTER PERIOD (April 1, 2006 to June 30, 2006)

1). FINANCIAL RESULTS

Amounts are rounded down to the nearest 1 million yen.

	Net Sales		Operating Income		Recurring Profit		Net Income	
	Millions of yen	*%*	*Millions of yen*	*%*	*Millions of yen*	*%*	*Millions of yen*	*%*
Three months ended								
June 30, 2006	1,289,585	12.0	102,071	19.3	103,500	22.7	76,248	60.4
June 30, 2005	1,151,053	△ 0.9	85,540	26.7	84,346	28.8	47,524	9.7
Year ended March 2006	4,637,657		306,946		297,842		201,542	

	Net Income per Share	Diluted Net Income per Share
	yen	*yen*
Three months ended		
June 30, 2006	7,959.02	-
June 30, 2005	24,803.96	-
Year ended March 2006	105,084.78	-

(Note)
1. Percentages under "Net Sales," "Operating Income," "Recurring Profit," "Net Income" indicate changes from the corresponding figures for the previous first quarter period.
2. Each share of common stock was split into five shares on April 1, 2006.

2). FINANCIAL POSITION

	Total Assets	Net Assets	Ratio of Equity Capital	Net Assets per Share
	Millions of yen	*Millions of yen*	*%*	*yen*
Three months ended				
June 30, 2006	3,190,190	1,876,065	57.0	189,743.72
June 30, 2005	2,925,471	1,547,823	52.9	807,834.44
Year ended March 2006	3,037,378	1,762,511	58.0	919,780.33

(Note)
1. As for "Net assets, "Ratio of Equity Capital" and "Net assets per share," those figures for the three months ended June 30, 2005 and for the year ended March 2006 show "Shareholders' Equity," "Ratio of Shareholders' Equity" and "Shareholders' Equity per Share," respectively.
2. Each share of common stock was split into five shares on April 1, 2006.

3). CASH FLOW RESULTS

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Cash and Cash Equivalents, End of the Periods
	Millions of yen	*Millions of yen*	*Millions of yen*	*Millions of yen*
Three months ended				
June 30, 2006	105,184	15,941	△ 10,550	1,030,609
June 30, 2005	△ 24,135	△ 17,812	△ 14,334	775,343
Year ended March 2006	150,342	△ 26,357	△ 48,134	920,141

1. Business Results and Financial Condition

(1) Qualitative Information Regarding Progress of Consolidated Business Results

1) Overall Condition

Business Results for the First Quarter (from April 1, 2006 to June 30, 2006)

In May 2006, JT formulated the new medium term management plan "JT 2008" for the three-year period ending March 2009, which will continue the strategies JT has promoted in the past and will take them to a higher level. Under "JT 2008," JT is making an important step towards becoming a "global growth company that develops diversified, value-creating businesses" through forward-looking investments for enhancing the organizational strength, competitive human resources and business foundations.

Net Sales

Net sales were 1,289.5 billion yen, increased by 138.5 billion yen (up 12.0%), compared with the corresponding figure for the previous year, primarily due to artificially inflated tobacco demand in the domestic tobacco business, prior to the amendment of retail price accompanying the tobacco excise taxes increase on July 1, 2006.

(Billions of yen unless otherwise indicated)

		Three months ended		Increase/Decrease	
		June 30, 2005	June 30, 2006		
Consolidated		1,151.0	1,289.5	138.5	12.0%
	Domestic Tobacco	865.6	985.2	119.6	13.8%
	International Tobacco	196.8	217.5	20.6	10.5%
	Pharmaceuticals	13.6	11.7	△1.8	△13.3%
	Foods	69.1	70.2	1.1	1.7%
	Others	5.7	4.6	△1.1	△19.3%

*Figures above represent external sales.

Operating Income

Operating income was 102.0 billion yen, increased by 16.5 billion yen (up 19.3%), compared with the corresponding figure for the previous year, primarily due to artificially inflated tobacco demand in the domestic tobacco business, prior to the amendment of retail price accompanying the tobacco excise taxes increase on July 1, 2006.

(Billions of yen unless otherwise indicated)

		Three months ended		Increase/Decrease	
		June 30, 2005	June 30, 2006		
Consolidated		85.5	102.0	16.5	19.3%
	Domestic Tobacco	59.6	81.5	21.9	36.8%
	International Tobacco	19.5	18.5	△1.0	△5.3%
	Pharmaceuticals	0.03	△2.0	△2.0	-
	Foods	1.0	1.9	0.8	82.3%
	Others	1.8	1.9	0.09	5.4%
	Elimination/Corporate	3.4	0.1		

Recurring Profit

Recurring profit was 103.5 billion, increased by 19.1 billion yen (up 22.7%), compared with the corresponding figure for the previous year.

Net Income

Net income was 76.2 billion yen, increased by 28.7 billion yen (up 60.4%), compared with the corresponding figure for the previous year, primarily due to an increase in the gains from sales of property, plant and equipment through the progress in sales of properties that were not in use.

2) Financial Results by Business Segment

Domestic Tobacco Business

The domestic tobacco business is positioned as the core source of profits of the JT Group. Anticipating further declines in domestic tobacco demand, JT expects the competition between JT and its rivals to grow fiercer. Under such circumstance, JT is prepared to work constantly to improve productivity through the effective launch of new products within growing segments as well as the refinement of existing brands as necessary.

JT strives to enhance brand equity, maintain or improve the level of product quality, and implement measures in the fields of sales and distribution in order to minimize the effects of the amendment of retail price accompanying the tobacco excise taxes increase on July 1, 2006.

As part of the improvement of core brands' value, JT united the package designs of five products in the Mild Seven family with a new design adopting the "Blue Wind" symbol in May 2006.

JT expanded the sales areas of one of the D-spec products (*1), "Seven Stars Revo Ultra Lights Menthol Box," which had been sold only in limited areas in January 2006, to nationwide coverage in April 2006.

(*1) Products adopting JT's proprietary reduced odor technology that "controls the odor that rises from the tip of the cigarette"

Domestic tobacco sales volume for the three-month period ended June 30, 2006 was 54.0 billion cigarettes (*2), increased by 3.5 billion cigarettes (up 7.0%), compared with the corresponding figure for the previous year, due to the artificially inflated demand prior to the amendment of retail price accompanying the tobacco excise taxes increase on July 1, 2006, despite the decrease in sales volume due to the termination of the licensing agreement in Japan for Marlboro of Philip Morris International at the end of April 2005. The domestic share represented 65.5%, decreased by 4.1 percentage points, compared with the corresponding figure for the previous year, due to the termination of the licensing agreement for Marlboro. Net sales excluding taxes per thousand cigarettes, were 3,852 yen, decreased by 49 yen, compared with the corresponding figure for the previous year.

Net sales were 985.2 billion yen, increased by 119.6 billion yen (up 13.8%), compared with the corresponding figure for the previous year, due to the sales volume increase. Operating income was 81.5 billion yen, increased by 21.9 billion yen (up 36.8%), compared with the corresponding figure for the previous year.

(*2) In addition to the above, the domestic tobacco business sold 0.8 billion cigarettes during the three-month period ended June 30, 2006 at duty-free shops in Japan and in the markets in China, Hong Kong, and Macao, which are covered by JT's China Division.

International Tobacco Business

The international tobacco business is the driving force for profit growth for the entire JT Group, whose core is JT International S.A., JT's subsidiary, and is making efforts to increase sales volume, focusing on Global Flagship Brand (hereinafter "GFB"), such as "Camel," "Winston," "Mild Seven" and "Salem."

Sales volume in the international tobacco business was 52.1 billion cigarettes, increased by 3.1 billion cigarettes (up 6.4%), compared with the corresponding figure for the previous year, primarily due to favorable trend of GFB sales, on which the JT Group is focusing primarily for profit growth. GFB sales volume was 32.4 billion cigarettes, increased by 2.1 billion cigarettes (up 7.0%), compared with the corresponding figure for the previous year, due to the sales increase of "Camel" in Italy and France, of "Winston" in Spain, Iran, Italy, the Ukraine and Russia and of "Mild Seven" in Taiwan and Russia.

Net sales were 217.5 billion yen, increased by 20.6 billion yen (up 10.5%), compared with the corresponding figure for the previous year. In spite of the increase in sales volume mainly in GFB, operating income was 18.5 billion yen, decreased by 1.0 billion yen (down 5.3%), compared with the corresponding figure for the previous year, primarily due to the effect of the transfer of a part of Japanese market, which was originally covered by the international tobacco business, to the domestic tobacco business in May 2005 and the tobacco tax hike in Spain.

(Note) 1. US 1.00 dollar is translated into 116.98 yen and 104.55 yen in the three-month period ended June 30, 2006 and 2005, respectively.
2. With respect to the international tobacco business, the results for the period from January 2006 to March 2006 are included with the results for the first quarter of fiscal year ending March 2007.

JT has been taking necessary measures against an unreasonable Notice of Assessment to its local subsidiaries in Canada and in Russia, and the subsidiaries are operating their businesses continuously. JT Group will continue to operate its businesses appropriately complying with rules in the all countries where it is operating businesses, and JT will intend to take all possible measures, including legal options, against treatments like unreasonable Notice of Assessment.

Pharmaceutical Business

With respect to the pharmaceutical business, JT is making efforts to maximize business value as quickly as possible to make the business the driving force for future growth by firmly advancing its clinical compounds to higher phases of clinical study and further enhancing its R&D pipelines. JT also strives to search for strategic opportunities for licensing in and out.

At present, JT has seven drugs in the clinical development pipeline, after the anti-hyperuricemia drug (JTT-552) entered into a clinical trial stage. In April 2006, JT entered into a license-out agreement with GlaxoSmithKline Inc. for a new chemical compound at the pre-clinical trial stage.

Royalty revenue from "Viracept," an HIV treatment developed jointly with Agouron Pharmaceuticals, Inc., now a subsidiary of Pfizer Inc., which is currently sold mainly in the United States, Europe and Japan declined due to intensifying competition within the pharmaceutical industry.

Torii Pharmaceutical Co., Ltd., JT's subsidiary, showed a decrease in net sales despite a sales increase in "Antebate," protease inhibitor, and "Truvada," an HIV treatment launched in April 2005, due to the sales decline of its main products such as "Futhan," an injectable proteolytic enzyme inhibitor and "Stronger Neo-Minophagen C," agent for liver disease/antiallergic agent, due to several factors, including drug price revisions.

Net sales were 11.7 billion yen, decreased by 1.8 billion yen (down 13.3%), compared with the corresponding figure for the previous year, primarily due to the decline in net sales of Torii and the fact that lump-sum income was recorded in the first quarter of last year from the licensing of an anti-HIV drug, "JTK-303," to Gilead Sciences, although there was lump-sum income from the licensing in April 2006. In addition to these factors, R&D expenses were increased. Accordingly, operating loss was 2.0 billion yen while the corresponding figure for the previous year was 0.03 billion yen of operating income.

Foods Business

Positioning the foods business as the driving force, JT is concentrating on beverage business, processed foods business, including frozen processed foods, bakery and others, and seasonings business with goal of establishing a competitive advantage and a solid business foundation as a general foods manufacturer.

As for the beverage business, JT has been steadily expanding its business primarily through the vending machine operation of Japan Beverage Inc., JT's subsidiary. Along with that, JT actively developed and launched new products that pursue thorough uniqueness, with main focus on its core brand "Roots".

As for the processed foods business, JT has continued to expand and enrich the product lineup of commercial frozen foods, such as "Obento Dai-Ninki!" series and "Imadoki-Wazen" series. JT has also been striving to expand the scale of operation and strengthen earning capacity.

As for the seasonings business, JT is striving to enhance the business foundation through active development and introduction of High IG yeast extract, which was developed through JT's unique technology.

Net sales were 70.2 billion yen, increased by 1.1 billion yen (up 1.7%), compared with the corresponding figure for the previous year, due to the continued growth through vending machine sales channels and the steady increase in sales of "Roots" in the beverage business, and the expansion of operational scale mainly in the commercial frozen foods in the processed foods business. Operating income was 1.9 billion yen, increased by 0.8 billion yen (up 82.3%), compared with the corresponding figure for the previous year, due to the expansion of operational scale and the reduction in fixed costs resulting from the efficient operation.

Other Businesses

Net sales were 4.6 billion yen, decreased by 1.1 billion yen (down 19.3%), compared with the corresponding figures for the previous year, primarily due to the decrease in the number of consolidated subsidiaries resulting from the transfer of their shares. Operating income was 1.9 billion yen, increased by 0.09 billion yen (up 5.4%), compared with the corresponding figures for the previous year.

(2) Qualitative Information Regarding Changes of Consolidated Financial Position

Cash and cash equivalents as at the end of the current first quarter period ended June 30, 2006 was 1,030.6 billion yen, increased by 110.4 billion yen, compared with the corresponding figure for the previous year. (The balance was 775.3 billion yen as at the end of the previous fiscal year.)

Cash Flow from Operating Activities

Net cash of 105.1 billion yen was provided by operating activities during the first quarter period ended June 30, 2006 while net cash of 24.1 billion yen was used in the first quarter period ended June 30, 2005. This was primarily due to the increase in tobacco excise taxes payable resulting from the artificially inflated tobacco demand in the domestic tobacco business, prior to the amendment of retail price accompanying the tobacco excise taxes increase on July 1, 2006, and the decrease in cash-out associated with voluntary retirement program implemented in the previous year, as well as the stable cash flow generated by the tobacco business.

Cash Flow from Investing Activities

Net cash of 15.9 billion yen was provided by investing activities during the current first quarter period ended June 30, 2006 while net cash of 17.8 billion yen was used in the previous first quarter period ended June 30, 2005. This was primarily due to proceeds from the sale of property, plant and equipment.

Cash Flow from Financing Activities

Net cash of 10.5 billion yen was used in financing activities during the current first quarter period ended June 30, 2006 while net cash of 14.3 billion yen was used in the previous first quarter period ended June 30, 2005. This was primarily due to dividend payments.

2. Forecast of consolidated business results for the fiscal year ending March 2007

There is no change in the forecast of consolidated business results for the fiscal year ending March 2007, as per the table below, from the forecast of April 28, 2006, when JT disclosed business results for the fiscal year ended March 2006.

(Reference)

Net sales	4,770.0	billion yen
Operating income	270.0	billion yen
Recurring profit	267.0	billion yen
Net income	179.0	billion yen

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This material contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

(1) health concerns relating to the use of tobacco products;
(2) legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and governmental investigations and privately imposed smoking restrictions;
(3) litigation in Japan and elsewhere;
(4) our ability to further diversify our business beyond the tobacco industry;
(5) our ability to successfully expand internationally and make investments outside of Japan;
(6) competition and changing consumer preferences;
(7) the impact of any acquisitions or similar transactions;
(8) local and global economic conditions; and
(9) fluctuations in foreign exchange rates and the costs of raw materials.

QUARTERLY CONSOLIDATED BALANCE SHEETS

Japan Tobacco Inc. and Consolidated Subsidiaries
as of March 31, 2006 and as of June 30, 2006

			Millions of yen
	as of March 31, 2006	*as of June 30, 2006*	*Increase / Decrease*
ASSETS	**JPY**	**JPY**	**JPY**
CURRENT ASSETS:	**1,608,154**	**1,782,166**	**174,012**
Cash and deposits	322,715	320,283	△ 2,431
Trade notes and accounts receivable	134,182	173,786	39,603
Marketable securities	576,967	695,899	118,931
Inventories	406,832	415,566	8,733
Other current assets	169,231	178,410	9,178
Allowance for doubtful accounts	△ 1,776	△ 1,778	△ 2
FIXED ASSETS:	**1,429,180**	**1,407,987**	**△ 21,193**
Property, plant and equipment:	**596,544**	**593,632**	**△ 2,911**
Buildings and structures	238,049	233,949	△ 4,100
Machinery, equipment and vehicles	144,604	140,523	△ 4,080
Land	138,671	137,534	△ 1,137
Other	75,217	81,624	6,406
Intangible Assets:	**579,519**	**566,277**	**△ 13,241**
Goodwill	355,183	353,531	△ 1,652
Trademarks	190,587	180,953	△ 9,633
Other	33,748	31,791	△ 1,956
Investments and other assets:	**253,117**	**248,077**	**△ 5,039**
Investment securities and other assets	254,941	249,854	△ 5,086
Allowance for doubtful accounts	△ 1,292	△ 1,283	9
Allowance for loss on investments	△ 531	△ 493	38
DEFERRED ASSETS	**44**	**36**	**△ 7**
TOTAL ASSETS	**3,037,378**	**3,190,190**	**152,811**

QUARTERLY CONSOLIDATED BALANCE SHEETS

Japan Tobacco Inc. and Consolidated Subsidiaries
as of March 31, 2006 and as of June 30, 2006

	as of March 31, 2006	as of June 30, 2006	Increase / Decrease
			Millions of yen
LIABILITIES	**JPY**	**JPY**	**JPY**
CURRENT LIABILITIES:	**626,355**	**749,605**	**123,250**
Trade notes and accounts payable	137,454	176,357	38,903
Short-term bank loans	33,292	40,186	6,894
Current portion of long-term borrowings	18,203	18,901	697
National tobacco excise taxes payable	68,184	102,758	34,573
National tobacco special excise taxes payable	12,793	19,037	6,243
Local tobacco excise taxes payable	95,181	140,172	44,991
Income taxes payable	31,992	49,630	17,637
Accrued employees' bonuses	27,610	12,695	△ 14,915
Other allowances	1,869	2,048	178
Other current liabilities	199,772	187,817	△ 11,954
NON-CURRENT LIABILITIES:	**590,950**	**564,519**	**△ 26,431**
Bonds	150,000	150,000	-
Long-term borrowings	15,111	15,702	590
Liabilities for retirement benefits	293,425	286,386	△ 7,038
Liabilities for retirement benefits for directors and corporate auditors	899	750	△ 149
Other non-current liabilities	131,513	111,679	△ 19,834
TOTAL LIABILITIES	**1,217,305**	**1,314,124**	**96,819**
MINORITY INTERESTS:			
MINORITY INTERESTS	**57,561**	**-**	**△ 57,561**
SHAREHOLDERS' EQUITY:			
COMMON STOCK	**100,000**	**-**	**△ 100,000**
CAPITAL SURPLUS	**736,400**	**-**	**△ 736,400**
RETAINED EARNINGS	**972,511**	**-**	**△ 972,511**
NET UNREALIZED GAINS ON INVESTMENT SECURITIES	**35,531**	**-**	**△ 35,531**
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	**△ 7,353**	**-**	**7,353**
TREASURY STOCK	**△ 74,578**	**-**	**74,578**
TOTAL SHAREHOLDERS' EQUITY	**1,762,511**	**-**	**△ 1,762,511**
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	**3,037,378**	**-**	**△ 3,037,378**

QUARTERLY CONSOLIDATED BALANCE SHEETS

Japan Tobacco Inc. and Consolidated Subsidiaries
as of March 31, 2006 and as of June 30, 2006

	as of March 31, 2006	*as of June 30, 2006*	*Millions of yen* *Increase / Decrease*
	JPY	JPY	JPY
SHAREHOLDERS' EQUITY:	-	**1,793,139**	**1,793,139**
Common stock	-	**100,000**	**100,000**
Capital surplus	-	**736,400**	**736,400**
Retained earnings	-	**1,031,317**	**1,031,317**
Treasury stock	-	**△ 74,578**	**△ 74,578**
VALUATION AND TRANSLATION ADJUSTMENTS:	-	**24,620**	**24,620**
Net unrealized gains on investment securities	-	**34,168**	**34,168**
Net deferred gains on hedging instruments	-	**1,103**	**1,103**
Foreign currency translation adjustments	-	**△ 10,652**	**△ 10,652**
MINORITY INTERESTS	-	**58,305**	**58,305**
TOTAL NET ASSETS	-	**1,876,065**	**1,876,065**
TOTAL LIABILITIES AND NET ASSETS	-	**3,190,190**	**3,190,190**

QUARTERLY CONSOLIDATED STATEMENTS OF OPERATIONS

Japan Tobacco Inc. and Consolidated Subsidiaries

For the three months ended June 30, 2005 and 2006 and for the year ended March 31, 2006

Millions of yen

	For the three months ended June 30,2005	For the three months ended June 30,2006	Increase / Decrease	For the year ended March 31,2006
	JPY	**JPY**	**JPY**	**JPY**
NET SALES	1,151,053	1,289,585	138,532	4,637,657
COST OF SALES	914,880	1,049,259	134,378	3,734,073
GROSS PROFIT	**236,172**	**240,326**	**4,153**	**903,583**
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	150,632	138,255	△ 12,377	596,636
OPERATING INCOME	**85,540**	**102,071**	**16,530**	**306,946**
NON-OPERATING INCOME:	**2,787**	**5,243**	**2,455**	**12,655**
Interest income	680	1,653	973	4,300
Dividend income	975	1,062	87	1,608
Foreign exchange gain, net	-	1,434	1,434	-
Other	1,132	1,092	△ 39	6,745
NON-OPERATING EXPENSES:	**3,981**	**3,814**	**△ 166**	**21,759**
Interest expense	1,523	1,362	△ 160	5,775
Periodic mutual assistance association cost	768	678	△ 90	3,074
Other	1,689	1,773	84	12,909
RECURRING PROFIT	**84,346**	**103,500**	**19,153**	**297,842**
EXTRAORDINARY PROFIT:	**4,619**	**26,440**	**21,820**	**65,453**
Gain on sales of property, plant and equipment	4,444	26,248	21,804	60,036
Other	175	191	16	5,416
EXTRAORDINARY LOSS:	**9,077**	**3,592**	**△ 5,484**	**62,302**
Loss on sale of property, plant and equipment	2,111	559	△ 1,551	24,875
Loss on disposal of property, plant and equipment	1,660	1,942	282	12,279
Loss on impairment of property, plant and equipment	1,396	748	△ 648	11,438
Business restructuring costs	3,755	221	△ 3,533	8,009
Other	154	120	△ 33	5,698
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	**79,888**	**126,347**	**46,458**	**300,993**
INCOME TAXES-CURRENT	**31,371**	**48,275**	**16,904**	**49,686**
INCOME TAXES-DEFERRED	**-**	**-**	**-**	**45,209**
MINORITY INTERESTS	**992**	**1,823**	**831**	**4,555**
NET INCOME	**47,524**	**76,248**	**28,723**	**201,542**

QUARTERLY CONSOLIDATED STATEMENTS OF CASH FLOWS

Japan Tobacco Inc. and Consolidated Subsidiaries
For the three months ended June 30, 2005 and 2006 and for the year ended March, 2006

Millions of yen

	For the three months ended June 30,2005	For the three months ended June 30,2006	Increase/ Decrease	For the year ended March 31,2006
	JPY	JPY	JPY	JPY
OPERATING ACTIVITIES				
Income before income taxes and minority interests	79,888	126,347	46,458	300,993
Depreciation and amortization of goodwill	30,358	32,065	1,707	126,444
Loss on impairment of property, plant and equipment	1,396	748	△ 648	11,438
Gain on sales of property, plant and equipment, net	△ 1,377	△ 24,051	△ 22,674	△ 30,018
Increase (decrease) in liabilities for retirement benefits (and accounting change)	△ 994	△ 8,067	△ 7,072	△ 6,591
Interest income and dividend income	△ 1,655	△ 2,715	△ 1,060	△ 5,909
Interest expense	1,523	1,362	△ 160	5,775
(Increase) decrease in trade notes and accounts receivable	△ 3,913	△ 38,761	△ 34,848	765
(Increase) decrease in inventories	29,294	△ 9,005	△ 38,299	44,091
Increase in trade notes and accounts payable	29,590	37,890	8,299	20,260
Increase (decrease) in other accounts payable	△ 76,387	△ 14,608	61,779	△ 125,688
Increase (decrease) in tobacco excise taxes payable	△ 3,274	85,490	88,764	△ 13,972
Increase (decrease) in non-current other accounts payable	△ 34,663	△ 19,204	15,458	△ 87,376
Other, net	△ 38,352	△ 35,858	2,493	△ 31,052
Sub-total	**11,435**	**131,632**	**120,197**	**209,158**
Interest and dividend received	1,689	2,747	1,058	5,910
Interest paid	△ 1,816	△ 1,763	52	△ 5,712
Income taxes paid	△ 35,443	△ 27,432	8,010	△ 59,014
Net cash provided by (used in) operating activities	**△ 24,135**	**105,184**	**129,319**	**150,342**
INVESTING ACTIVITIES:				
Purchases of marketable securities	△ 16,235	△ 15,525	709	△ 145,933
Proceeds from sale and redemption of marketable securities	18,694	29,791	11,096	121,700
Purchase of property, plant and equipment	△ 22,967	△ 24,591	△ 1,624	△ 82,850
Proceeds from sale of property, plant and equipment	6,385	28,717	22,331	82,146
Purchase of intangible assets	△ 2,675	△ 3,523	△ 847	△ 8,966
Purchase of investment securities	△ 304	△ 5	299	△ 2,733
Other, net	△ 708	1,079	1,787	10,278
Net cash provided by (used in) investing activities	**△ 17,812**	**15,941**	**33,753**	**△ 26,357**
FINANCING ACTIVITIES:				
Net increase (decrease) in short-term bank loans	1,703	7,200	5,496	1,552
Repayment of long-term borrowings	△ 407	△ 140	266	△ 19,473
Dividends paid	△ 15,328	△ 17,244	△ 1,916	△ 28,740
Other, net	△ 302	△ 366	△ 63	△ 1,472
Net cash used in financing activities	**△ 14,334**	**△ 10,550**	**3,783**	**△ 48,134**
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	**2,538**	**△ 107**	**△ 2,645**	**15,204**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**△ 53,744**	**110,467**	**164,211**	**91,054**
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	**829,087**	**920,141**	**91,054**	**829,087**
CASH AND CASH EQUIVALENTS, END OF PERIOD	**775,343**	**1,030,609**	**255,266**	**920,141**

SEGMENT INFORMATION

OPERATIONS BY INDUSTRY SEGMENT

(For the three months ended June 30, 2005) *Millions of yen*

	Domestic Tobacco	International Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination	Consolidated
Sales								
(1) Sales to customers	865,642	196,897	13,603	69,136	5,773	1,151,053	-	1,151,053
(2) Intersegment sales	10,851	23,204	-	36	6,022	40,114	(40,114)	-
Total	876,493	220,101	13,603	69,173	11,795	1,191,167	(40,114)	1,151,053
Operating expenses	816,877	200,529	13,572	68,124	9,954	1,109,058	(43,544)	1,065,513
Operating income (loss)	59,616	19,572	31	1,048	1,841	82,109	3,430	85,540

(For the three months ended June 30, 2006) *Millions of yen*

	Domestic Tobacco	International Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination	Consolidated
Sales								
(1) Sales to customers	985,276	217,566	11,799	70,283	4,660	1,289,585	-	1,289,585
(2) Intersegment sales	11,703	5,439	-	41	5,727	22,911	(22,911)	-
Total	996,979	223,005	11,799	70,325	10,387	1,312,497	(22,911)	1,289,585
Operating expenses	915,411	204,478	13,816	68,413	8,447	1,210,567	(23,052)	1,187,514
Operating income (loss)	81,567	18,527	△ 2,016	1,911	1,940	101,930	140	102,071

(For the year ended March 31, 2006) *Millions of yen*

	Domestic Tobacco	International Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination	Consolidated
Sales								
(1) Sales to customers	3,405,281	881,187	49,256	278,378	23,552	4,637,657	-	4,637,657
(2) Intersegment sales	41,553	36,913	-	122	25,212	103,803	(103,803)	-
Total	3,446,835	918,101	49,256	278,501	48,765	4,741,460	(103,803)	4,637,657
Operating expenses	3,226,740	847,071	54,313	272,175	40,091	4,440,392	(109,682)	4,330,710
Operating income (loss)	220,095	71,030	△ 5,057	6,325	8,673	301,067	5,879	306,946

NOTE:

1. Operations by industry segment are categorized based on types of products, characteristics and markets.

2. Main products or services under each category are as follows:
   - 1) Domestic Tobacco — Tobacco products*
     *These include tobacco products sold at duty-free shops in Japan, as well as at markets in China, Hong Kong and Macao, which are covered by the China Division.
   - 2) International Tobacco — Tobacco products
   - 3) Pharmaceuticals — Prescription drugs
   - 4) Foods — Beverages and processed foods
   - 5) Others — Rent of real estate, leasing, engineering and others

3. The following table shows depreciation and amortization and goodwill amortization amounts by industry segment which are included in operating expenses for the three months ended June 30, 2005 and 2006 and for the year ended March 31, 2006.

Depreciation and amortization (Property, plant and equipment / Intangible assets other than goodwill / Long-term prepaid expenses) *Millions of yen*

	Domestic Tobacco	International Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination	Consolidated
For the three months ended June 30, 2005	20,722	5,314	809	1,255	3,512	31,615	(1,409)	30,205
For the three months ended June 30, 2006	19,191	7,448	722	1,005	2,975	31,343	(167)	31,176
For the year ended March 31, 2006	84,570	23,061	3,253	5,041	13,466	129,394	(4,539)	124,854

Goodwill amortization *Millions of yen*

	Domestic Tobacco	International Tobacco	Pharmaceuticals	Foods	Others	Consolidated
For the three months ended June 30, 2005	-	-	-	153	-	153
For the three months ended June 30, 2006	272	-	-	617	-	889
For the year ended March 31, 2006	1,088	-	-	501	-	1,590

4.The domestic tobacco segment includes the sales by TS Network Co., Ltd., JT's subsidiary. TS Network Co., Ltd. distributes the tobacco products and conducts distribution-related operations, such as sales and distribution of imported tobacco products. The following table shows net sales of imported tobacco products via TS Network Co., Ltd. for the three months ended June 30, 2005 and 2006 and for the year ended March 31, 2006.

	Millions of yen
For the three months ended June 30, 2005	265,196
For the three months ended June 30, 2006	345,851
For the year ended March 31, 2006	1,160,744

5. With respect to international tobacco business, the results for the period from January 2006 to March 2006 are reported as the results for the three months ended June 30, 2006. International consolidated subsidiaries, with the core operation by JT International S.A., set the settlement date of December 31 for the fiscal year.

Consolidated Financial and Business Results for Q1 FY 3/2007

Caution concerning forward-looking statements

Forward-Looking and Cautionary Statements

This presentation contains forward-looking statements about our industry, business, plans and objectives, financial conditions and results of operations based on current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of operational results and financial condition and state other forward-looking information.

These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based. Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

(1)health concerns relating to the use of tobacco products;
(2)legal or regulatory developments and changes; including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, governmental investigations and privately imposed smoking restrictions;
(3)litigation in Japan and elsewhere;
(4)our ability to further diversify our business beyond the tobacco industry;
(5)our ability to successfully expand internationally and make investments outside of Japan;
(6)competition and changing consumer preferences;
(7)the impact of any acquisitions or similar transactions;
(8)local and global economic conditions; and
(9)fluctuations in foreign exchange rates and the costs of raw materials.

Business results for Q1 FY 3/2007

¤ Highlight in performance

- Both sales and income increased thanks to last-minute demand on the domestic tobacco market before the tax increase.

(Unit: JPY billion)

	Q1 FY 3/2006	Q1 FY 3/2007	Change
Sales including taxes	1,151.0	1,289.5	138.5
Sales excl. taxes	492.7	544.5	51.7
EBITDA	115.8	134.1	18.2
Operating income	85.5	102.0	16.5
Recurring profit	84.3	103.5	19.1
Quarterly net income	47.5	76.2	28.7

JT

Business results for Q1 FY 3/2007 (Domestic Tobacco Business)

¤ Changes in competition by price zone

<Retail price per pack>

Till the end of June 2006 / From July 2006

	JT	PMI	BAT			JT	PMI	BAT
330		Parliament			350		Parliament	
320					340			
310				Premium	330			
300	D-spec Camel	Marlboro Virginia Slims	Lucky Strike Kool		320	D-spec Camel	Marlboro Virginia Slims	Lucky Strike Kool
290					310			
280	Seven Stars Cabin Hope Peace			Popular	300	**Mild Seven** Seven Stars Cabin Hope Peace	Lark Philip Morris	Kent
270	**Mild Seven** Caster Winston	Lark Philip Morris	Kent		290	Caster Winston		
260					280			
250			Pall Mall		270			Pall Mall

JT

Business results for Q1 FY 3/2007 (Domestic Tobacco Business)

- Massive last-minute demand before the tax increase from July did not affect the supply-demand situation, the Company is to cope with new competition from July.

<Quarterly changes in sales volume of JT products*>



(Billions of cigarettes)
Last-minute demand larger than previous tax increase in 2003
60.0
50.0
40.0
30.0
20.0
10.0
0.0
49.5
47.9
54.0
50.7
48.5
50.8
48.1
43.3
42.2
Q1
Q2
Q3
Q4
FY 3/2005
FY 3/2006
FY 3/2007

<Shares of JT's major domestic brands*>



66.1%
65.5%
65.3%
65.2%
65.5%
Q1
Q2
Q3
Q4
FY 3/2006
Q1
FY 3/2007
Mild Seven
Caster
Peace
Frontier
Other JT products
Seven Stars
Cabin
Pianissimo
Hope
Competitor's products

*JT original brands + JTI products for the domestic market (CAMEL, Winston, Salem, etc.)

5

Business results for Q1 FY 3/2007 (Domestic Tobacco Business)

- **Higher value of core brands**
  - ‥ Redesigning 5 brands of Mild Seven family



- **Effective promotion of growing segments**
  - ‥ Continuing penetration of D-spec product into the market



(%)
1mg tar products*
Menthol products*
+300 yen products*
D-spec products*
8.7
9.3
9.2
10.0
10.4
10.3
10.7
11.1
11.3
11.7
12.2
12.5
12.4
4.3
4.4
4.6
5.2
5.6
5.5
5.8
6.1
6.3
6.5
6.6
6.7
6.7
4.2
4.3
4.5
5.1
5.0
5.1
4.8
5.1
5.1
5.2
5.4
5.9
5.7
1.8
1.9
2.3
2.7
2.8
2.8
2.8
3.0
2.9
3.2
3.6
4.2
4.1
Q1 Q2 Q3 Q4
FY 3/2004
Q1 Q2 Q3 Q4
FY 3/2005
Q1 Q2 Q3 Q4
FY 3/2006
Q1
FY 3/2007



* JT original brands + JTI products for the domestic market (CAMEL, Winston, Salem, etc.)

6

Business results for Q1 FY 3/2007 (by business segment)

- **Domestic Tobacco Business**
  - ・・Increase in both sales and income thanks to last-minute demand before tax increase
- **International Tobacco Business**
  - ・・Despite influence of price competition in the Spanish market, performance exceeded that of previous year

	Q1 FY 3/2006	Q1 FY 3/2007	[illegible]
Domestic tobacco business **Sales excluding taxes**	297.7	338.7	40.9
Domestic tobacco business **EBITDA**	80.3	101.0	20.6
Domestic tobacco business **Operating income**	59.6	81.5	21.9
International tobacco business **Sales excluding taxes**	106.5	119.0	12.5
International tobacco business **EBITDA**	24.8	25.9	1.0
International tobacco business **Operating income**	19.5	18.5	-1.0

(Reference) Before royalty payment to JT

International tobacco business **EBITDA***	243	249	7

(Note): Results of international tobacco for Jan - Mar 2006 are consolidated.

Business results for Q1 FY 3/2007 (by business segment)

- **Pharmaceutical Business**

[illegible]	[illegible]	[illegible]
JTT-705 (oral)	[illegible]	[illegible]
JTT-130 (oral)	[illegible]	[illegible]
JTK-303 (oral)	[illegible]	[illegible]
JTT-302 (oral)	[illegible]	[illegible]
JTT-305 (oral)	[illegible]	[illegible]
JTT-551 (oral)	[illegible]	
JTT-552 (oral)	[illegible]	[illegible]

JTT-130 (a hyper-lipidemia drug) advanced to phase 2 overseas

JTT-305 (an osteoporosis drug) entered into clinical trial stage overseas

JTT-552 (a hyper-uricemia drug) entered into clinical trial stage in Japan

(Unit: JPY billion)

	Q1 FY 3/2006	Q1 FY 3/2007	Change
Sales	13.6	11.7	-1.8
EBITDA	0.8	-1.2	-2.1
Operating income	0.0	-2.0	-2.0

Business results for Q1 FY 3/2007 (by business segment)

- **Foods Business**

(Unit: JPY billion)

	Q1 FY 3/2006	Q1 FY 3/2007	Change
Sales	69.1	70.2	1.1
EBITDA	2.4	3.5	1.0
Operating income	1.0	1.9	0.8


Roots
AROMA
BLACK
ORIGINAL


ミニ春巻



JT

(Reference) Forecasts for FY 3/2007 - publicly announced on April 28, 2006

(Unit: JPY billion)

	FY 3/2006 Actual	FY 3/2007 Forecasted	Change
Sales	4,637.6	4,770.0	132.3
EBITDA	433.3	409.0	-24.3
Operating income	306.9	270.0	-36.9
Recurring profit	297.8	267.0	-30.8
Net income	201.5	179.0	-22.5
ROE(%)	12.4	9.7	-2.7
FCF	145.5	325.0	179.4

[Assumption for domestic tobacco business] (billions of cigarettes)

Sales volume of JT products	189.4	178.0	-11.4

* Assuming a price increase of 1 yen per cigarette for all products relating to the tobacco tax increase from July

JT

•Reference Material••

Analysis of Consolidated Financial Results for Q1 FY 3/2007

JT The Delight Factory

Q1 FY 3/2007 Results

- Domestic Tobacco Business - Net sales excluding tobacco excise tax*
  - *Excluding imported tobacco



Q1 FY3/2006
204.5
Volume effect
+26.3
Unit price effect
+1.1
Marlboro
-16.2
Others
+0.0
Q1 FY3/2007
215.7
190
200
210
220
230
240
(JPY bn)

12

JT

Q1 FY 3/2007 Results

¤ Domestic Tobacco Business - EBITDA



Q1 FY3/2006
80.3
Volume effect
+20.0
Unit price effect
+1.1
Cost reduction
+4.0
Leaf tobacco reappraisal gain/loss
-2.8
Marlboro
-6.7
Others
+5.0
Q1 FY3/2007
101.0
70
80
90
100
110
(JPY bn)

Q1 FY 3/2007 Results

¤ International Tobacco Business – Net sales excluding tobacco excise tax



Q1 FY3/2006*
988
Volume effect
+92
Unit price and product mix effect
-29
Forex impact
Forex impact between US$ and each local currency
-33
Q1 FY3/2007
1,018
920
940
960
980
1,000
1,020
1,040
1,060
1,080
1,100
(US$ mil)

* Like-for-like basis: Reflecting an adoption of a US GAAP requirement on net sales

(Reference) Industry segment information basis

International Tobacco Business - Net sales excluding tobacco excise tax:

From JPY 106.5 bn to JPY 119.0 bn (up JPY 12.5 bn)

Q1 FY 3/2007 Results

- International Tobacco Business - EBITDA (before royalty payment to JT)

Like-for-like basis: From US$ 243 mil to US$ 249 mil (up 2.5%)



Q1 FY3/2006
274
Inpact of transferred Japan business
-31
(Like-for-like basis)
243
Volume effect
+41
Unit price and product mix effect
-26
Forex Impact
-2
Forex impact between US$ and each local currency
Others
-5
Q1 FY3/2007
249
200
210
220
230
240
250
260
270
280
290
(US$ mil)

(Reference) Industry segment information basis

International Tobacco Business - EBITDA: From JPY 24.8 bn to JPY 25.9 bn (up JPY 1.0 bn)

Q1 FY 3/2007 Results

- Pharmaceutical Business - Net sales



Q1 FY3/2006
13.6
Torii Pharmaceutical Co. Ltd (non-consolidated)
-0.3
Royalty income, etc
-1.5
Q1 FY3/2007
11.7
11.0
11.5
12.0
12.5
13.0
13.5
14.0
(JPY bn)

Q1 FY 3/2007 Results

- Pharmaceutical Business - EBITDA


Q1 FY3/2006
R&D expences (non-consolidated)
Operating income of Torii Pharmaceutical
Royalty income, etc
Q1 FY3/2007
0.8
-0.4
-0.4
-1.3
-1.2
-1.5
-1.0
-0.5
0.0
0.5
1.0
(JPY bn)

Q1 FY 3/2007 Results

- Foods Business - Net sales


Q1 FY3/2006
Beverages(VM sales)
Beverages(general sales)
Frozen processed foods
Bakery
Chilled processed foods
Seasonings
Others
Q1 FY3/2007
69.1
+0.5
+0.4
+0.2
+0.0
+0.6
-0.0
-0.7
70.2
68.0
68.5
69.0
69.5
70.0
70.5
71.0
(JPY bn)

Q1 FY 3/2007 Results

- Foods Business - Operating Income


Q1 FY3/2006
1.0
Marginal profit of Beverage business
+0.2
Fixed cost of Beverage business
+1.4
Marginal profit of Processed foods business
-0.2
Fixed cost of Processed foods business
-0.1
Overhead costs
-0.4
Q1 FY3/2007
1.9
0.0
0.5
1.0
1.5
2.0
2.5
3.0
(JPY bn)

Q1 FY 3/2007 Results

- Recurring Profit


Q1 FY3/2006
84.3
Operating income
+16.5
Non-operating income/loss
+2.6
Q1 FY3/2007
103.5
70
80
90
100
110
(JPY bn)

- Net Income


Q1 FY3/2006
47.5
Recurring profit
+19.1
Extraordinary profit/loss and income taxes
+9.6
Q1 FY3/2006
76.2
30
40
50
60
70
80
(JPY bn)

1. Breakdown of net sales (unit: JPY billion)

	3 months ended Jun. 2005	3 months ended Jun. 2006	Change
Net sales including excise tax	1,151.0	1,289.5	138.5
Domestic tobacco	865.6	985.2	119.6
Excluding imported tobacco	600.4	639.4	38.9
International tobacco	196.8	217.5	20.6
Net sales excluding excise tax(Excluding imported tobacco)	399.5	421.6	22.0
Domestic tobacco	204.5	215.7	11.2
International tobacco	106.5	119.0	12.5
Pharmaceuticals	13.6	11.7	-1.8
Foods	69.1	70.2	1.1
Beverages	46.5	47.5	1.0
Processed foods	22.5	22.7	0.1
Others	5.7	4.6	-1.1

* International tobacco business is consolidated for 3 months ended Mar. 31.

2. Leaf tobacco reappraisal profit / loss* (unit: JPY billion)

	3 months ended Jun. 2005	3 months ended Jun. 2006	Change
Leaf tobacco reappraisal profit / loss	0.0	2.8	2.8

* Profit when denoted negative

3. Breakdown of SG&A expenses (unit: JPY billion)

	3 months ended Jun. 2005	3 months ended Jun. 2006	Change
SG&A	150.6	138.2	-12.3
Personnel*	39.4	37.8	-1.6
Advertising and general publicity	6.1	4.7	-1.3
Sales promotion	33.4	26.7	-6.6
R&D	9.4	10.0	0.5
Depreciation and amortization	13.2	14.2	0.9
Others	48.8	44.6	-4.2

* Personnel expense is the sum of compensation, salaries, allowances, provision for retirement benefit, legal welfare, employee bonuses and accrual of employee bonuses

4. EBITDA by business segment*1 (unit: JPY billion)

	3 months ended Jun. 2005	3 months ended Jun. 2006	Change
Consolidated EBITDA	115.8	134.1	18.2
Operating income	85.5	102.0	16.5
Depreciation and amortization *2	30.3	32.0	1.7
Domestic tobacco EBITDA	80.3	101.0	20.6
Operating income	59.6	81.5	21.9
Depreciation and amortization *2	20.7	19.4	-1.2
International tobacco EBITDA	24.8	25.9	1.0
Operating income	19.5	18.5	-1.0
Depreciation and amortization *2	5.3	7.4	2.1
Pharmaceuticals EBITDA	0.8	-1.2	-2.1
Operating income	0.03	-2.0	-2.0
Depreciation and amortization *2	0.8	0.7	0.0
Foods EBITDA	2.4	3.5	1.0
Operating income	1.0	1.9	0.8
Depreciation and amortization *2	1.4	1.6	0.2
Others EBITDA	5.3	4.9	-0.4
Operating income	1.8	1.9	0.09
Depreciation and amortization *2	3.5	2.9	-0.5

(Reference) (unit:USD million)

International tobacco EBITDA (Before royalty payment)	274	249	-25

*1 EBITDA=operating income + depreciation and amortization*2

*2 Depreciation and amortization = depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long-term prepaid expenses + amortization of goodwill

* International tobacco business is consolidated for 3 months ended Mar. 31.

5. Amortization relating to major acquisitions (unit: JPY billion)

	3 months ended Jun. 2005	3 months ended Jun. 2006	Years to amortize	Finish date
JT International	8.3	8.3	-	-
Trademark rights (owned by JT)	7.3	7.3	10	Apr-09
Patents (owned by JT)	0.9	1.0	8	Apr-07
Goodwill*	-	0.2	20	Mar-25
Japan Beverage	0.0	0.2	5	Mar-11
Goodwill	0.0	0.2	5	Mar-11

* Effective from the fiscal year ended Mar. 31, 2002, amortization of goodwill of JT International ceased due to the adoption of a new accounting pronouncement by JT International. Since then, the goodwill is subject to being tested for impairment annually.

6. Capital expenditure (unit: JPY billion)

	3 months ended Jun. 2005	3 months ended Jun. 2006	Change
Capital expenditures	23.7	20.5	-3.2
Domestic tobacco	43.0	10.2	-32.7
International tobacco	2.9	5.7	2.8
Pharmaceuticals	0.5	0.7	0.1
Foods	1.1	1.4	0.2
Others	2.3	2.4	0.1

7. Cash and cash equivalents* (unit: JPY billion)

	As of end of Mar. 2006	As of end of Jun. 2006	Change
Cash and cash equivalents	979.6	1,076.1	96.5

* Cash and cash equivalents = cash and deposits + marketable securities + commercial paper received under repurchase agreements

8. Interest-bearing debt* (unit: JPY billion)

	As of end of Mar. 2006	As of end of Jun. 2006	Change
Interest-bearing debt	216.6	224.7	8.1

* Interest-bearing debt = short-term bank loans + bonds + long-term debt

9. Business data

<Domestic tobacco business>	3 months ended Jun. 2005	3 months ended Jun. 2006	Change
JT sales volume* (billion cigarettes)	50.5	54.0	3.5
National demand (billion cigarettes)	72.5	82.6	10.0
JT Market share	69.6%	65.5%	- 4.1%pt
JT net sales before tax per 1,000 cigarettes (JPY)	11,715	11,663	-52
JT net sales after tax per 1,000 cigarettes (JPY)	3,901	3,852	-49

* Sales volume of domestic duty-free and China division is excluded, which was 0.8 billion for 3 months ended June 30, 2006 and 0.8 billion for 3 months ended June 30, 2005, respectively.

<International tobacco business>	3 months ended Mar. 2005	3 months ended Mar. 2006	Change
Total sales volume (billion cigarettes)	49.0	52.1	3.1
GFB sales volume (billion cigarettes)	30.3	32.4	2.1
JPY/USD rate for consolidation (JPY)	104.55	116.98	12.43

<Pharmaceuticals business>	3 months ended Jun. 2005	3 months ended Jun. 2006	Change
Royalty revenue of Viracept (USD million)	12	9	-2
R&D expenses (parent company) (JPY billion)	4.7	5.2	0.4

<Foods business - Beverage business>	As of end of Mar. 2006	As of end of Jun. 2006	Change
Number of beverage vending machines *	237,000	243,000	6,000
JT-owned	40,500	40,000	-500
Combined	61,500	63,000	1,500

* Beverage vending machines include vending machines for cans and packs, etc. and for cups owned by other companies and operated by our subsidiary. "JT-owned" vending machines are owned by JT. "Combined" vending machines are owned by our subsidiaries or affiliates ,and focus on selling JT brand beverages but also sell non-JT brand beverages.

* Excludes sales from the China, Hong Kong, and Macau markets and domestic duty-free sales.
* **Original measurement Basis** = JT original products + Marlboro cigarettes (until April 2005) + JTI products for the Japan market from May 2005 onward
* **New measurement Basis** = JT original products + JTI products for the Japan market

Domestic Tobacco Business Results

1. Quarterly Sales Volume

(billions of cigarettes)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY2005/03	54.2	55.6	55.6	47.7	213.2
FY2006/03	50.5	48.5	48.1	42.2	189.4
FY2007/03	54.0				

* The above mentioned figures include sales of Marlboro cigarettes until April 2005 and JTI products (Camel, Winston, Salem etc.) for the domestic market from May 2005 onward.

2. Quarterly Retail Price Sales

(billions of JPY)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY2005/03	748.0	767.0	767.5	658.9	2,941.6
FY2006/03	694.7	664.2	658.2	578.0	2,595.2
FY2007/03	740.3				

* Retail price sales = sales volume * fixed retail price.
* The above mentioned figures include sales of Marlboro cigarettes until April 2005 and JTI products (Camel, Winston, Salem etc.) for the domestic market from May 2005 onward.

3. Quarterly Net Sales Per Thousand Cigarettes

(JPY)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY2005/03	11,754	11,755	11,752	11,765	11,756
FY2006/03	11,715	11,653	11,657	11,667	11,674
FY2007/03	11,663				

* Net sales per thousand cigarettes = (retail price sales - retailer margins - consumption tax) / sales volume * 1,000
* The above mentioned figures include sales of Marlboro cigarettes until April 2005 and JTI products (Camel, Winston, Salem etc.) for the domestic market from May 2005 onward.

4. Quarterly Net Sales Excluding Excise Tax Per Thousand Cigarettes

(JPY)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY2005/03	3,940	3,942	3,937	3,946	3,941
FY2006/03	3,901	3,845	3,849	3,857	3,864
FY2007/03	3,852				
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY2005/03	3,844	3,844	3,840	3,845	3,843
FY2006/03	3,845	3,846	3,849	3,857	3,849
FY2007/03	3,852				

* Net sales excluding excise tax per thousand cigarettes = (retail price sales - retailer margins - consumption tax - excise taxes) / sales volume * 1,000

5. Quarterly JT Market Share

(%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY2005/03	73.0	73.0	72.7	72.7	72.9
FY2006/03	69.6	65.4	65.3	65.2	66.4
FY2007/03	65.5				
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY2005/03	66.7	66.6	66.4	66.1	66.5
FY2006/03	66.1	65.5	65.3	65.2	65.5
FY2007/03	65.5				

Market Share in Growing Segments

1. 1mg Tar

(1) JT 1mg Tar Product Share (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY2005/03	8.3	8.2	8.6	8.9	8.5
FY2006/03	10.6	11.7	12.2	12.5	11.7
FY2007/03	12.4				
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY2005/03	10.4	10.3	10.7	11.1	10.6
FY2006/03	11.3	11.7	12.2	12.5	11.9
FY2007/03	12.4				

(2) JT Share in 1mg Tar Segment (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY2005/03	47.5	46.9	47.3	47.5
FY2006/03	55.7	60.4	60.8	61.6
FY2007/03	61.3			
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY2005/03	59.6	58.6	59.0	59.4
FY2006/03	59.7	60.4	60.8	61.6
FY2007/03	61.3			

2. Menthol

(1) JT Menthol Product Share (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY2005/03	8.6	8.6	9.0	9.3	8.9
FY2006/03	8.1	6.5	6.6	6.7	7.0
FY2007/03	6.7				
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY2005/03	5.6	5.5	5.8	6.1	5.7
FY2006/03	6.3	6.5	6.6	6.7	6.5
FY2007/03	6.7				

(2) JT Share in Menthol Segment (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY2005/03	51.7	51.1	52.0	52.5
FY2006/03	45.1	34.4	34.9	35.1
FY2007/03	35.0			
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY2005/03	33.2	32.4	33.8	34.4
FY2006/03	34.7	34.4	34.9	35.1
FY2007/03	35.0			

3. JPY 300 or above

(1) JT JPY 300 or above Product Share (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY2005/03	11.7	11.8	11.5	12.1	11.8
FY2006/03	8.8	5.1	5.4	5.9	6.3
FY2007/03	5.7				
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY2005/03	5.0	5.1	4.8	5.1	5.0
FY2006/03	5.1	5.2	5.4	5.9	5.4
FY2007/03	5.7				

(2) JT Share in JPY 300 or above Segment (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY2005/03	53.9	53.8	52.8	53.6
FY2006/03	39.1	22.2	23.1	24.5
FY2007/03	24.3			
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY2005/03	23.2	23.0	22.2	22.8
FY2006/03	22.6	22.3	23.2	24.5
FY2007/03	24.3			

4. Quarterly D-spec Product Share

(%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY2005/03	0.91	0.95	0.90	0.94	0.93
FY2006/03	0.91	1.24	1.78	3.12	1.72
FY2007/03	4.12				
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY2005/03	2.81	2.83	2.82	2.96	2.85
FY2006/03	2.93	3.20	3.59	4.19	3.46
FY2007/03	4.12				

* Pianissimo and Premier have been sold as D-spec products since March 2006. New Basis is including those brands and calculated to historical earnings.

Japan Tobacco Inc. Clinical development (as of July 31, 2006)

Code	Stage	Indication	Mechanism	Characteristics	Rights
JTT-705 (oral)	Phase1(JPN)	Dyslipidemia	CETP inhibitor	Decreases LDL and increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	A license agreement was signed with Roche (Switzerland) for development and commercialization of this compound worldwide except Japan and Korea. (October 2004)
JTT-130 (oral)	Phase2(JPN) Phase2(Overseas)	Hyperlipidemia	MTP inhibitor	Treatment of hyperlipidemia by reducing absorpiton of cholesterol and triglyceride via inhibitioin of MTP MTP:Microsomal Triglyceride Transfer Protein	
JTK-303 (oral)	Phase1(JPN)	Anti-HIV	Integrase inhibitor	Integrase inhibitor which works by blocking integrase, an enzyme that is involved in the replication of HIV (HIV:Human Immunodeficiency Virus)	A license agreement was signed with Gilead (US) for development and commercialization of this compound worldwide except Japan . (March 2005)
JTT-302 (oral)	Phase1(Overseas)	Dyslipidemia	CETP inhibitor	Decreases LDL and increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	
JTT-305 (oral)	Phase1(JPN) Phase1(Overseas)	Osteoporosis	CaSR antagonist	Increases BMD and decreases new vertebral fractures by accelerating endogenous PTH secretion via antagonism of circulating Ca on CaSR in parathyroid cells -BMD: Bone Mineral Density -PTH: Parathyroid Hormone -CaSR: Calcium-Sensing Receptor	
JTT-551 (oral)	Phase1(JPN)	Type 2 diabetes mellitus	PTP1B inhibitor	Decreases blood glucose by enhancing insulin signal via inhibition of PTP1B. -PTP1B:Protein Tyrosine Phosphatase 1B This enzyme negatively regulates insulin signaling pathway.	
JTT-552 (oral)	Phase1(JPN)	Hyperuricemia	[illegible]	Decreases serum urate concentration by increasing urinary urate excretion via inhibition of URAT1. -URAT 1: Urate Transporter 1	

Changes from the previous announcement on April 28, 2006:

- JTT-130 advanced from phase1 to phase2 overseas.
- JTT-305 entered into clinical trial stage overseas.
- JTT-552 entered into clinical trial stage in Japan.

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Yukiko Seto
General Manager
Media and Investor Relations Division
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292

FOR IMMEDIATE RELEASE

JT Reports International Tobacco Business Results for January - June 2006

Tokyo, July 31, 2006 -- Japan Tobacco Inc. (JT) (TSE: 2914) announced today its international tobacco business results for the six-month period between January 1 and June 30, 2006.

In the first half that ended June 30, 2006, JT International (JTI), JT's international tobacco business subsidiary, continued its growth momentum. Despite the transfer of JTI products in the Japan market to JT in May 2005, total sales volume increased 8.7 percent to 113.7 billion cigarettes, and Global Flagship Brand (GFB)[1] sales volume increased 9.1 percent to 70.2 billion cigarettes, compared to the same period of last year.

The gain in GFB sales volume was mainly driven by Camel in Italy and France; Winston in Spain, Iran, Russia, Italy and Ukraine; and Mild Seven in Taiwan and Russia.

Net sales[2] including tax increased 5.2 percent to US$4.047 billion, and net sales excluding tax amounted to US$2.214 billion, an increase of 7.1 percent from the same period last year. Net sales per thousand cigarettes, excluding tax, decreased 1.5 percent to US$19.5, reflecting the impact of higher excise taxes in Spain and the increased importance of the emerging markets.

[1] GFB: Global Flagship Brands include Camel, Winston, Mild Seven and Salem.
[2] From 2006 JTI adopted US GAAP standards in relation to trade allowance and discount classification. Last year's sales figures were adjusted for comparison purposes.

JT

International Tobacco Business results for January – June 2006

(Preliminary results)

2006	Jan-Mar	Apr-Jun	Total
Total sales volume (billions of cigarettes)	52.1	61.6	113.7
GFB sales volume (billions of cigarettes)	32.4	37.8	70.2
Net sales, including tax (millions of US$)	1,860	2,187	4,047
Net sales, excluding tax (millions of US$)	1,018	1,197	2,214
Net Sales per thousand cigarettes, excluding tax (US$)	19.5	19.4	19.5

Reference: International Tobacco Business results for January – June 2005

(Assuming that US GAAP was applied)

2005	Jan-Mar	Apr-Jun	Total
Total sales volume (billions of cigarettes)	49.0	55.6	104.6
GFB sales volume (billions of cigarettes)	30.3	34.0	64.4
Net sales, including tax (millions of US$)	1,849	1,999	3,848
Net sales, excluding tax (millions of US$)	988	1,079	2,067
Net Sales per thousand cigarettes, excluding tax (US$)	20.2	19.4	19.8

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.637 trillion in the fiscal year ended March 31, 2006.